UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 11, 2002

Mr. Jon Kroeper
First Vice President,
Regulatory Policy/Strategy
875 Third Avenue
New York, NY 10022

Re: Instinet Real-Time Trading Service

Dear Mr. Kroeper:

In your letter, dated October 11, 2002, you request that the Division of Market Regulation ("Division") extend the current no-action position regarding Instinet Real-Time Trading Service ("RTTS" or "System") activities in Nasdaq securities to include activities in Nasdaq securities on the NASD's Alternative Display Facility ("ADF"). The current no-action position was originally taken by the Division on January 17, 1997, and was subsequently extended until January 6, 2003. Specifically, you request that the Division confirm that the System is an "electronic communications network" ("ECN") as defined in the amendments to the Quote Rule[1] ("ECN Amendment") and the Limit Order Display Rule[2] (cumulatively, "Order Execution Rules") for Nasdaq securities. You also request that the Division confirm that the System will be in compliance with the requirements under the ECN Display Alternative[3] set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between the RTTS and the ADF is operational. In addition, you request that the Division not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against Nasdaq market makers, ADF market markers, or exchange specialists who are participants in the System, if those participants enter orders into the System without modifying their public quotations in compliance with the Order Execution Rules.

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1 Rule 11Ac1-1 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-1. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290.

2 Rule 11Ac1-4 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-4. See Securities Exchange Act Release No. 37619A (September 6, 1996), 61 FR 48290. The definition of ECN contained in the Limit Order Display Rule incorporates by reference the definition of ECN in the ECN Amendment.

3 See discussion, infra.

In connection with this request, you have represented that the RTTS complies with the ECN Display Alternative. In this regard, Instinet is currently in the process of linking to the ADF and registering as an ADF Market Participant. Instinet represents that it will: (i) transmit to the ADF for display in the ADF montage the best priced orders in such securities of all orders entered by Nasdaq market makers, ADF market makers, and exchange specialists, if applicable, for those securities in which they make markets (or act as specialist pursuant to unlisted trading privileges); and (ii) provide, to any broker or dealer, access to such orders displayed in the ADF montage that is functionally equivalent to the access that would have been available had the market makers reflected their superior orders in their quotes.

You also represent that RTTS will allow broker-dealers the ability to effect transactions with orders in the System via the ADF by direct or indirect access in accordance with NASD Rule 4300A, or through a telephone desk staffed by employees who meet applicable NASD qualification standards. You represent that Instinet will not charge more than the fee Instinet charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Instinet by NASD for ADF trades and plus any applicable transaction fee payable pursuant to Section 31 of the Securities Exchange Act of 1934.

On the basis of the representations contained in your letter, the Division confirms that the System is an "electronic communications network" as defined in the Order Execution Rules. The Division also believes that RTTS will be in compliance with the requirements under the ECN Display Alternative set forth in the ECN Amendment with respect to Nasdaq securities for which a linkage between RTTS and the ADF is operational.[4] Accordingly, the Division will not recommend that the Commission take enforcement action under the ECN Amendment or the Limit Order Display Rule against Nasdaq market makers, NASD market makers, or exchange specialists who are participants in the System, if those participants enter orders into the System without modifying their public quotations in compliance with the Order Execution Rules. The Division notes that compliance with the ECN Amendment depends in many respects on the practical effect of the operational conditions established by the System and the manner of the operation of the linkage between the System and the ADF. Therefore, the Division is limiting its assurances regarding compliance with the ECN Amendment and the ECN Display Alternative and the Division's no-action relief to the period ending January 6, 2003.

The Division further conditions its position upon your representation in your letter that the System has sufficient capacity to handle the volume of trading reasonably anticipated in its System. Such capacity should be ensured through periodic review and testing to (1) ensure future capacity, (2) identify potential weaknesses, and (3) reduce the risks of system failures and

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4 This determination specifically does not apply to securities for, or during hours in, which a linkage between the System and the Nasdaq system is not operational.

threats to system integrity. The Division may, in the process of its continuing review of ECNs, request records from the System regarding such reviews and tests. In addition, the Division may request additional representations from Instinet regarding the operation of the System.

The Division further conditions its position upon your representation that the trading information entered into the System will be kept confidential by those employees of Instinet having access to it, and that the operation of the System will be kept separate from the other business of Instinet. The Division, in the process of its continuing review of ECNs, may request records concerning procedures addressing these issues. Further, the Division will consider extending or modifying its temporary no-action position prior to January 6, 2003, based on its continuing experience with the operation of the ECN Display Alternative.

This no-action position regards enforcement action under Section 11A of the Exchange Act only, and does not express legal conclusions regarding the applicability of Section 11A of the Exchange Act or other statutory or regulatory provisions of the federal securities laws. This no-action position is also based solely on the representations you have made. Any different facts or conditions might require a different response. This no-action position is subject to changes in current law, regulation, and interpretations; any such change may require the Division to reevaluate and withdraw or modify this position.

Sincerely,

Robert Colby

Robert L.D. Colby
Deputy Director

October 11, 2002

Instinet
A REUTERS Company

Instinet Corporation
1333 H Street, NW - 6th Floor
Washington, DC 20005
Tel 202.789.8550
Fax 202.789.2261

Annette Nazareth
Director, Division of Market Regulation
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Nazareth,

As you are aware, Instinet Corporation ("Instinet") is in the process of developing the operational capability for its Real-Time Trading Service ("RTTS" or "System") to participate as a Registered Reporting ADF ECN in the National Association of Securities Dealers, Inc.'s ("NASD") Alternative Display Facility. In this capacity, the RTTS would provide the prices and associated sizes of the best-priced buy and sell orders displayed in the System in those Nasdaq securities in which Instinet is registered as a Registered Reporting ADF ECN to the NASD ADF for public dissemination and provide NASD member broker-dealers, including Nasdaq and ADF market makers, access to such orders through the System in compliance with the requirements of NASD Rule 4300A.

The Division already has taken a temporary no-action position regarding Instinet's market maker RTTS customers for entry of orders into the System without modifying their public quotations in compliance with paragraph (c)(5)(i) of the Quote Rule[1] (the "ECN Amendment") with respect to Nasdaq securities for which a linkage between RTTS and the Nasdaq System is operational.[2] The Division most recently extended this no-action position until January 6, 2003.[3] However, as noted in the January 17, 1997 Letter, the Division's determination that Instinet would be in compliance with paragraph (c)(5)(ii) of the Quote Rule (the "ECN Display Alternative"), the basis for the Division's no-action position, would not apply to securities for which a linkage between RTTS and the Nasdaq System is not operational.[4] As the NASD is operating the ADF independently of the Nasdaq System, Instinet requests that the Division of Market Regulation ("Division") confirm that:

1. The RTTS operated by Instinet is an "electronic communications network" ("ECN") as defined in the Quote Rule and the Limit Order Display Rule[5]

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[1] Rule 11Ac1-1 under the Securities Exchange Act of 1934, 17 CFR 240.11Ac1-1.
[2] Letter from Richard R. Lindsey, Director, Division, to Charles R. Hood, S.V.P. and General Counsel, Instinet, dated January 17, 1997 ("January 17, 1997 Letter").
[3] Letter from Robert L.D. Colby, Deputy Director, Division, to Douglas M. Atkin, President and CEO, Instinet, dated March 29, 2002.
[4] January 17, 1997 Letter at n.4.
[5] Rule 11Ac1-4 under the Securities and Exchange Act of 1934, 17 CFR 240.11Ac1-4. The definition of ECN contained in the Limit Order Display Rule incorporates by reference the definition of ECN in the ECN Amendment.

(collectively, "Order Execution Rules") under the Securities Exchange Act of 1934;

2. The RTTS would be in compliance with the ECN Display Alternative with respect to Nasdaq securities for which the System displays its best-priced buy and sell orders in the ADF as a Registered Reporting ADF ECN and complies with the order access requirements of NASD Rule 4300A; and

3. Upon compliance with the ECN Display Alternative, the Division would not recommend the Commission take enforcement action against Nasdaq market maker, ADF market maker, and exchange specialist RTTS customers for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

General Description of the System

Instinet operates the RTTS,[6] an electronic brokerage service that combines dynamically-updated equity securities market information (if available) with customer order entry, negotiation and execution capabilities. Customers may electronically enter orders directly into the RTTS by means of a dedicated line that connects customers [or their third-party vendor's system] to the RTTS database. Such orders are then broadcast instantaneously to other customers, and may interact with orders entered by any of such other customers. All such activity is conducted anonymously, on a real-time basis, through the RTTS. Customers include various classes of market participants, including institutions, market makers, exchange specialists, and non-market maker broker-dealers. Particpants in the RTTS include at least one registered Nasdaq market maker.

Request for No-Action Relief

In connection with its request for no-action relief, Instinet makes the following representations:

1. ECN Status. The RTTS is an "ECN" within the meaning of the Quote Rule. Paragraph (a)(8) of the Quote Rule defines an ECN as "any electronic system that widely disseminates to third parties orders entered therein by an exchange market maker or OTC market maker, and permits such orders to be executed against in whole or in part." The RTTS is an electronic trading system that displays the orders of System subscribers, which include market makers, to other subscribers and allows such orders to be executed, in whole or in part, against other orders in the System.

[6] This letter deals solely with the regulatory treatment of the RTTS.

2. ADF Participation. Upon its registration in one or more Nasdaq securities as a Registered Reporting ADF ECN, Instinet will: (i) transmit to the ADF for display in the ADF montage[7] the best priced orders in such securities of all orders entered by Nasdaq market makers, ADF market makers, and exchange specialists, if applicable, for those securities in which they make markets (or act as specialist pursuant to unlisted trading privileges); and (ii) provide, to any broker or dealer, access to such orders displayed in the ADF montage that is functionally equivalent to the access that would have been available had the market makers reflected their superior orders in their quotes.

3. Means of Access. Instinet intends to respond to orders in securities in which it is registered as a Registered Reporting ADF ECN that are received from broker-dealers through the System via direct or indirect access pursuant to NASD Rule 4300A as promptly as it expects to respond to orders received from subscribers to execute against orders displayed in the System and in any event no more than a few seconds. In addition, Instinet has a trading desk to receive and execute orders received telephonically from broker-dealers against Instinet orders displayed in the ADF montage. This desk will be staffed by personnel that meet the applicable NASD standards for such activity. Finally, Instinet will charge broker-dealers a rate no more than the fee Instinet charges a substantial proportion of its active broker-dealer subscribers, and in any event, no more than $0.009 per share, plus any fee charged to Instinet by the NASD for ADF trades and plus any applicable transaction fee payable pursuant to Section 31 of the Act.

4. Capacity. The RTTS has sufficient capacity to handle the volume of trading reasonably anticipated to be conducted in the System. In addition, Instinet will conduct periodic review and testing to: (1) ensure future capacity; (2) identify potential weaknesses; and (3) reduce the risks of system failures and threats to system integrity.

5. Other. Instinet has put in place and will maintain procedures to ensure that only certain designated personnel have access to the System. Those designated personnel will keep all trading information entered into the System confidential, and will not use such information for trading in Instinet's proprietary account, its customers' accounts, or their own personal trading accounts. In addition, the operation of the System will be kept separate from other business of Instinet.

[7] Instinet understands that the exclusive securities information processor for Nasdaq securities ("Nasdaq SIP"), currently operated by Nasdaq, will publicly disseminate the ADF montage through the OTC Montage Data Feed ("OMDF"). Instinet also understands that the Nasdaq SIP will publicly disseminate the consolidated best bid and offer quotes of ADF Market Participants, the best bid and offer quotations of national securities exchanges and Nasdaq, as well as a national best bid and offer in Nasdaq securities, in the UTP Quotation Data Feed ("UQDF").

Conclusion

Based upon the foregoing, we request that the Division confirm that Instinet would operate the System as an ECN in compliance with the ECN Display Alternative with respect to Nasdaq securities for which Instinet publishes its best-priced buy and sell orders in the ADF as a Registered Reporting ADF ECN and provides access to such orders pursuant to NASD Rule 4300A. We also seek the Division's representation that it would not recommend enforcement action against Nasdaq market makers and ADF market makers who are subscribers for entry of orders into the System without modifying their public quotations in compliance with the ECN Amendment.

If you have any questions or would like any additional information regarding this request, please contact the undersigned or Edward J. Rosen of Cleary, Gottlieb, Steen & Hamilton, counsel to Instinet, at 212.225.2820.

Very truly yours,

Jon Kroeper
First Vice President, Regulatory Policy/Strategy
Instinet Corporation